This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

March 12, 2007

Item 3.

Press Release

March 12, 2007 at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation announces its results for the years ended December 31, 2006 and 2005.  Hightlights for the year are:

• Record 2006 annual revenues of $62,446,000, representing a 61% increase over 2005;

• Outstanding orders of $4,170,000 at 2006 year end;

• 2006 EBITA of $2,299,000, representing a 26% increase over 2005;

• 2006 Earnings before tax of $1,339,000, representing a 7% increase over 2005;

• 2006 Net earnings of $134,000;

• Net working capital of $27,315,000 at 2006 year end, up from $26,332,000 at 2005 year end.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 12th day of March, 2007.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Monday, March 12, 2007

 (No.2007-03-03)

CARMANAH ANNOUNCES ANNUAL FINANCIAL RESULTS FOR 2006

Victoria, British Columbia, Canada – Monday, March 12, 2007 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce its results for the years ended December 31, 2006 and 2005.

Highlights for the Year

•

Record 2006 annual revenues of $62,446,000, representing a 61% increase over 2005;

•

Outstanding orders of $4,170,000 at 2006 year end;

•

2006 EBITA of $2,299,000, representing a 26% increase over 2005;

•

2006 Earnings before tax of $1,339,000, representing a 7% increase over 2005;

•

2006 Net earnings of $134,000;

•

Net working capital of $27,315,000 at 2006 year end, up from $26,332,000 at 2005 year end.

Summary of Results

For Carmanah, the overall theme for 2006 was continued market penetration and operational development.  During the year, the Company laid the groundwork for future growth by (1) finalizing the integration of its Solar Power Systems Group (obtained via the acquisition of Soltek Powersource Ltd. in 2005), (2) completing major facilities expansion at its Victoria, BC, Calgary, AB and Santa Cruz, CA locations, and (3) investing record R&D resources in the development of new technologies, such as the Company’s general illumination products and next generation wirelessly-controlled solar LED aviation lighting systems.  Meanwhile, Carmanah achieved record annual revenues of approximately $62.4M, on track with Management’s revenue expectations, and the Company continued to operate profitably.

Sales performance of the core Solar LED Lighting Group realized annual revenues of $26,951,000, representing an increase of 46% over 2005 at $18,413,000.  Revenues in all primary solar LED lighting markets grew year over year with an average gross margin of 45% in 2006.

Revenues from the LED Sign Group were $4,442,000 in 2006, down from $4,736,000 in 2005.  These revenues do not include the growth in outdoor LED edge-lit sign sales that are reported in the roadway and transit divisions of the Solar LED Lighting Group.

The revenues from the Solar Power Systems Group increased to $31,053,000 in 2006 from $15,580,000 in 2005, reflecting the impact of its first full year of contribution versus six months of contribution in 2005.  With the integration of people and systems complete, the operations of the Solar Power Systems Group have normalized and they are trending in line with the Company’s forecasts.

“Overall, we are pleased with the results of 2006 and the platform we have established as part of our five year strategic plan”, states Carmanah’s CEO, Art Aylesworth.  “In 2006, we made significant changes to the Company, its product mix and its infrastructure, and we are confident that the Company is poised to enjoy the resulting benefits over the course of the coming year and beyond.”

Overview of Operations

The growth in Carmanah's operations, both organically and through acquisition, has resulted in business activities which include the design, manufacture and/or distribution of three technology groups: solar-powered LED lighting, solar power systems and LED-illuminated signage.

Carmanah's Solar LED Lighting Group provides a variety of energy-efficient LED lighting products for marine, aviation, transit, roadway and industrial worksite applications.  The Company's Solar Power Systems Group offers a wide range of renewable energy system solutions for industrial, residential and recreational power applications.  Its LED Sign Group designs and manufactures energy-efficient LED edge-lit signs for corporate identity, point-of-purchase and architectural applications.

Carmanah's headquarters and primary manufacturing and distribution facilities continue to be located in Victoria, British Columbia, Canada.  The Company also operates additional manufacturing and distribution facilities in Calgary, Alberta, Canada, as well as regional distribution and sub-assembly facilities in Barrie, ON; Santa Cruz, CA; and London, England.

Carmanah currently has more than 250,000 installations in 110 countries.  Carmanah's customer list includes a wide range of government, commercial and private users worldwide, who are serviced directly by the Company or one of its regional authorized distributors and/or sales agents.

Results of Operations

Sales

Carmanah's sales for the year ended December 31, 2006 was $62,446,000, representing an increase of 61% over the same period in 2005 at $38,730,000.  Carmanah’s increase in revenues is attributed to ongoing organic growth as well as to the full-year sales contribution from the Company’s Solar Power Systems Group acquired July 1, 2005.

A summary of revenues from each of Carmanah’s technology groups is as follows:

Sales Summary	Three Months Ended December 31,		Year Ended December 31,
($ thousands)	2006	2005	2006	2005
Solar LED Lighting Group	$ 6,860	$ 5,645	$ 26,951	$ 18,413
Solar Power Systems Group	8,235	8,687	31,053	15,580
LED Sign Group	1,303	810	4,442	4,736
	$ 16,398	$ 15,142	$ 62,446	$ 38,730

Solar LED Lighting Group

Organic sales achieved in 2006 from Carmanah's Solar LED Lighting Group were $26,951,000, representing a 46% increase over the same period in 2005 at $18,413,000.  This group ended the year with a total sales backlog of $1,722,000.

Sales from the Solar LED Lighting Group were achieved through growth in all vertical markets, as well a number of new product releases.  The Company is seeing an increase in the number of larger orders, signaling more mainstream implementation of its products and technology.

Solar Power Systems Group

Revenues from the Solar Power Systems Group were $31,053,000 for the year ended December 31, 2006, compared to $15,580,000 for the year ended December 31, 2005, which represented six months of consolidated results.

During 2006, Carmanah invested considerable effort into the integration of business processes and personnel, and undertook the implementation of two warehouse relocations.  With these integration and expansion activities completed, this group’s performance is expected to trend positively through 2007, in step with Carmanah’s business plan.

LED Sign Group

Annual revenues from the LED Sign Group were $4,442,000 for 2006, compared to $4,736,000 for 2005.  In late 2006, the Company commenced activities to expand its range of LED sign products to include EVENLIT™ Acrylic Light Sheets and LED backlit boxes. These new technologies enable Carmanah to offer a more complete set of solutions to its existing customer base.

Cost of Sales and Gross Profit Margin

Cost of sales for the year ended December 31, 2006 was $41,148,000 (65.9% of sales), resulting in a gross profit margin of 34.1%.  In comparison, for the year ended December 31, 2005, the cost of sales was $24,311,000 (62.8% of sales), resulting in a a gross profit margin of 37.2%. This shift in overall gross margin from 2005 to 2006 is primarily due to the full-year contribution from the Solar Power Systems Group at a gross margin of 27%, compared to its six-month contribution in 2005.

Carmanah offers product solutions to a variety of market sectors at various gross profit margins.  The blended gross profit margin is significantly affected by the ratio of sales contributed by the various technological groups, by the product mix sold, as well as the related market sector.

Wages and Benefits

For the year ended December 31, 2006, wages and benefit expense was $9,996,000, compared with $6,843,000 for the same period in 2005.  Approximately one half of this increase was due to the full-year impact of the acquisition of Soltek Powersource Ltd.  Other contributing factors were additional commissions due to increase in sales, increased stock-based compensation expense and an overall increase in sales, marketing, finance and administration staff to support corporate growth.

As a percentage of sales, total wages and benefits for the year ended December 31, 2006 were 16%, down from 17.7% for the same period in 2005.

Office and Administration

Office and administration expenses for the year ended December 31, 2006, were $4,136,000 compared to $2,787,000 for the same period in 2005.  This increase is the result of additional public company costs for professional fees, as well as regulatory and listing fees as a result of a transfer from TSX Venture Exchange to TSX Toronto Stock Exchange.  Other contributors to the increase in 2006 were primarily overall growth in facilities and related resources, namely:

•

The full year costs of the four sub-assembly and warehouse operations of the Solar Power Systems Group (compared to six months in 2005);

•

The expansion into Carmanah's new 25,185 square foot Victoria-based warehouse facility in late 2005, and subsequent 5,200 square foot addition in September, 2006;

•

The expansion of its Calgary warehouse facility for Solar Power products in June 2006 from 5,800 square feet to 11,729 square feet.

The facility expansions have increased rent, general office, administration and information technology expenses.  However, as a percentage of sales, office and administration expenses for the year ended December 31, 2006 were 6.6%, down from 7.2% for the same period in 2005.

Sales and Marketing

Sales and marketing expenses for the year ended December 31, 2006 were $2,365,000, compared to $1,775,000 for the same period in 2005.. This increase is due to additional sales and marketing activities for new and existing product lines, including full year costs of expanding its sales and marketing efforts in support of the Solar Power Systems Group's  customers and verticals.

Sales and marketing expenses for the year ended December 31, 2006 were 3.8% of total sales, down from 4.6% for the same period in 2005.

Research and Development

For the year ended December 31, 2006, research and development expenses were $2,164,000 (net of $1,255,000 SR&ED investment tax credits), compared with $904,000 (net of $621,000 SR&ED investment tax credits) for the same period in 2005.  The SR&ED investment tax credits were the result of credits generated from scientific research and experimental development expenses, and they are recoverable as an offset to income taxes payable on taxable income.

Carmanah’s gross research and development expenses for the year ended December 31, 2006 were $3,419,000, a significant increase of $1,894,000 over the same period in 2005 at $1,525,000.   Approximately one-half of this increase is due to development of the new “long range” solar LED Lighting products for both the Marine and Aviation vertical markets. This investment included expanded LED optics and ultra low power consumption radio communications systems that will provide benefits for all solar LED Lighting products in the future.  These developments are significant advances for the Company and will form clear competitive advantages for its products in the future.   This investment in development is targeting market opportunities of greater significance than any previously pursued.  The balance of the increase in research and development expenses is due to initiation of additional new product development and enhancements for the Solar LED Group, the full year impact of the Solar Power Systems Group acquisition, as well as research and development towards cost reduction initiatives and outsourcing.

While all other sales, administrative and general expenses declined as a percentage of sales in 2006 compared to 2005, net research and development expenses increased to 3.5% compared with 2.3% in 2005.

Income Tax

Income tax expense for the year ended December 31, 2006 was $1,204,000.  This amount is comprised of current tax expense of $1,720,000 less future income tax recovery of $516,000.

Approximately $1.3 million of the current tax expense is offset by tax credits that were used during the year, usage of which is a reduction against gross research and development expense.  The balance of differences relative to the statutory rate is primarily related to non-deductible stock-based compensation.  The future income tax recovery of $516,000 reflects the increase in net future tax assets resulting primarily from the deferral of the available SR&ED deductions.  Cash taxes for 2006 are approximately $465,000 and relate to Carmanah’s U.S operations.

Earnings

Non-GAAP measures - the Company uses certain non-GAAP measures to assist in assessing its financial performance.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  One such non-GAAP measure used for assessing financial performance is earnings before interest, taxes and amortization (EBITA).

EBITA Reconciliation	Three Months Ended December 31,		Year Ended December 31,
($ thousands)	2006	2005	2006	2005
Net earnings – as reported	$ (302)	$ (206)	$ 134	$ 681
Add back (deduct):
Interest Income	(23)	(29)	(183)	(158)
Income taxes	307	348	1,204	576
Amortization of equipment and leaseholds	277	215	877	575
Amortization of intangibles	77	84	267	150
EBITA	$ 336	$ 412	$ 2,299	$ 1,824

EBITA was $2,299,000 for the year ended December 31, 2006, representing an increase of 26% over the same period in 2005 at $1,824,000.

Earnings before tax (EBT) was $1,339,000 in 2006, representing an increase of 7% over the same period in 2005 at $1,257,000.  Despite an increase in pre-tax income, net income for 2006 declined to $134,000, as compared to $681,000 for the same period in 2005.  This decrease is due to the high rate of income tax expense applied to the pre-tax income described above.

Balance Sheet Highlights

Carmanah's net cash, cash equivalents, and short-term investments at December 31, 2006 were $2,335,000, compared to $11,662,000 at December 31, 2005.

The Company reported net working capital of $27,315,000 (current ratio of 3.6:1) at December 31, 2006 compared with $26,332,000 (current ratio of 5.4:1) at December 31, 2005.

Net cash usage from operations for the year ended December 31, 2006 was $8,449,000.  This is due primarily to increases in inventory levels through 2006, specifically:

•

Approximately $4 million in solar panel inventory as a result of aggressive purchasing to manage short term supply risk in the module market in 2006;

•

An additional $2.5 million in component inventory as a result of new product introductions in 2006;

•

Increases resulting from overall sales growth.

Management made the decision in 2006 to invest in inventory to support short term supply problems and to support a wide range of new product introductions.  Management is now focused on returning inventory to more normalized levels.

During the year ended December 31, 2006, Carmanah also invested $1,920,000 in leasehold improvements and equipment related to setup and completion of the Company's new production and warehousing facility, as well as to improvements to its head office facility.  These projects were effectively completed by the end of Q2 2006.  These improvements have prepared Carmanah's facilities for the anticipated growth over the next two years.

As per the December 2005 financing, Management advised that funds raised would be primarily used for significant infrastructure improvements, as well as pro-active inventory investment related to potential supply-side challenges in the photovoltaics market.  With the availability of dollars to invest in inventory, Management was able to negotiate favorable supply contracts, providing benefits through to the end of 2007.

Carmanah has credit facilities with the Royal Bank of Canada, which include demand operating loans and revolving term loans to a combined maximum of $12,500,000 (2005 - $9,800,000).  Interest on operating and term loan facilities are at prime plus 0.125%.  These credit facilities are secured by general security agreements.  At December 31, 2006, the Company had drawn $1,915,000 on these facilities.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions. The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom. With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX". For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2006 and 2005

	2006	2005
Assets
Current assets:
Cash and cash equivalents	$2,750,404	$1,882,214
Short-term investments	1,500,000	9,780,000
Accounts receivable, net	11,881,757	8,950,496
Inventories	20,737,841	11,012,640
Prepaid expenses and deposits	1,091,331	705,073
	37,961,333	32,330,423
Equipment and leasehold improvements, net	3,138,982	2,096,254
Intangible assets, net	1,106,803	1,325,055
Goodwill	12,368,019	12,330,543
Future income taxes	1,473,484	985,500
	$56,048,621	$49,067,775
Liabilities and Shareholders’ Equity
Current liabilities:
Bank demand debt	$1,915,000	$-
Accounts payable and accrued liabilities	7,963,883	5,268,246
Deferred revenue	369,259	275,226
Income taxes payable	389,097	434,636
Current portion of obligations under capital leases	8,757	19,990
	10,645,996	5,998,098
Obligations under capital leases	4,097	14,991
Obligation to former shareholders of SPS to be settled in shares	-	2,631,580
	10,650,093	8,644,669
Shareholders’ equity:
Share capital	42,881,857	38,772,138
Contributed surplus	2,023,607	1,292,390
Retained earnings	493,064	358,578
	45,398,528	40,423,106
	$56,048,621	$49,067,775

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Sales	$62,445,860	$38,729,885	$15,895,041
Cost of sales	41,147,512	24,311,146	7,655,700
	21,298,348	14,418,739	8,239,341
Operating expenses:
Wages and benefits	9,995,551	6,843,164	3,509,101
Office and administration	4,136,498	2,786,675	1,423,744
Sales and marketing	2,365,080	1,775,099	1,341,112
Research and development	2,163,667	903,723	959,842
Bank charges and interest	338,770	286,273	97,531
Amortization of:
Equipment and leasehold improvements	876,931	575,355	400,439
Intangible assets	267,275	149,610	41,063
	20,143,772	13,319,899	7,772,832
Operating income	1,154,576	1,098,840	466,509
Other income:
Interest and other income	183,927	157,768	126,428
Earnings before income taxes	1,338,503	1,256,608	592,937
Income tax expense (recovery):
Current	1,720,150	1,021,372	316,000
Future	(516,133)	(445,726)	(315,886)
	1,204,017	575,646	114
Net earnings	134,486	680,962	592,823
Retained earnings (deficit), beginning of year	358,578	(322,384)	(915,207)
Retained earnings (deficit), end of year	$493,064	$358,578	$(322,384)
Earnings per share:
Basic	$0.003	$0.020	$0.020
Diluted	0.003	0.019	0.018
Weighted average number of shares outstanding:
Basic	41,696,874	34,187,205	30,116,949
Diluted	42,399,564	35,598,555	32,055,307

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash provided by (used in):
Operations:
Net earnings	$134,486	$680,962	$592,823
Items not involving cash:
Amortization	1,144,206	724,965	441,502
Loss on disposal of capital assets	-	-	2,727
Reclassification of previously recorded share issuance
costs	117,000	-	-
Stock-based compensation	970,439	435,757	319,035
Future income taxes (recovery)	(516,133)	(445,726)	(315,886)
Net changes in non-cash working capital	(10,298,589)	(5,147,253)	(1,137,010)
	(8,448,591)	(3,751,295)	(96,809)
Investing:
Short-term investments	8,280,000	(2,930,000)	(6,850,000)
Purchase of Soltek, net of cash acquired	-	(5,559,897)	-
Purchase of equipment and leasehold
Improvements	(1,919,659)	(1,389,941)	(603,917)
Purchase of intangible assets	(86,500)	(42,995)	(21,227)
	6,273,841	(9,922,833)	(7,475,144)
Financing:
Proceeds on share issuance	1,185,017	19,125,082	7,813,684
Share issuance costs	(34,950)	(1,200,651)	(503,153)
Repayment of assumed bank indebtedness and loans on
acquisition of SPS	-	(3,239,794)	(383,332)
Repayment of long-term debt	-	-	(55,139)
Issuance of bank demand debt	1,915,000	-	-
Principal payments of obligations under capital leases	(22,127)	(29,706)	(91,765)
	3,042,940	14,654,931	6,780,295
Increase (decrease) in cash and cash equivalents	868,190	980,803	(791,658)
Cash and cash equivalents, beginning of year	1,882,214	901,411	1,693,069
Cash and cash equivalents, end of year	$2,750,404	$1,882,214	$901,411
Supplemental cash flow information:
Cash during the year for:
Bank charges and interest paid	$338,770	$286,276	$97,531
Income taxes paid	829,016	390,430	-
Non-cash investing and financing activities:
Shares/stock options issued for services:
Share issue costs	$-	$-	$138,200
Acquisition of SPS:
Shares issued	-	4,090,224	-
Obligation to issue shares	2,631,580	2,631,580	-
Warrants issued	-	301,606	-